FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C  20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 4, 2003

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada   L3R 8T3
(Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F                   X                                 Form 40-F

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                                                                  No                   X

Document(s) Included as Part of this Report

No.                  Document

1.                     Press Release entitled “DataMirror Defines Future of Live, On
                        Demand Data for Integration, Protection, Audit and Capture at Investment
                        Conference”

2.                             Press Release entitled “DataMirror to Hold Conference Call
                        Following Announcement of Third Quarter Results for Fiscal 2004”

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 4, 2003

                                                                                    DATAMIRROR CORPORATION

                                                                                    By: /s/ Peter Cauley
                                                                                     Peter Cauley
                                                                                    Chief Financial Officer